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                                                                     EXHIBIT 5.3

                              CONSULTING CONTRACT

                                    BETWEEN

                     STRATEGIC CATALYSTS INC. ("SCI"), AND
                    RECONNAISSANCE TECHNOLOGIES INC. ("RTI")


1. Position: SCI will make available its employee, David W. Rowat ("DWR") for the position of Vice President Finance and Business Development.

2.   Reporting:  to the President of RTI.

3.   Start Date:  April 1, 1999.

4. Time Commitment. Full time. RTI will reasonably allow DWR to complete current assignments on behalf of Strategic Catalysts Inc.

5. Salary: Initially, $5000 per month. Compensation will be increased to $8300 per month immediately on completing a financing of at least $1 million.

6. Compensation Committee Review. The Board of Directors of RTI will establish a Compensation Committee. Such Committee will review the compensation packages for all employees and contractors filling senior executive positions and will cause such packages, including salary, cash incentives and performance options, and severance obligations, to be adjusted to industry standards for the technology industry in the Vancouver area. Such review will be complete by December 31, 1999, and any such adjustments will be effective immediately.

7.   Timing of Payments.

     7.1.  Cash Compensation.  No later than the last day of each month.

     7.2. Cash Incentives. Within 30 days of the completion of the task for which the incentive is earned.

8. Annual Review. RTI will review SCI's performance and compensation package no less than annually.

9. Incentive Compensation Plan. RTI will establish an annual Incentive Compensation Plan ("Plan") for SCI, consisting of cash incentive and options on common stock of RTI for DWR, on an annual basis beginning in 1999. The Plan will be commensurate with the title, seniority and performance of SCI, equitable with other senior executives of RTI. The Plan is subject to the approval of the Compensation Committee. If RTI decides not to award additional performance options to Mike McLean and Steve
     Macbeth due to their positions as Founders of RTI, then the Performance
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     Options for DWR will be determined on an equitable basis with the remaining senior executives of RTI.

10. Accelerated Vesting. If RTI accepts an offer which would effect a change of control as defined by the Income Tax Act, then all shares and all options of RTI of any kind which have not vested shall then immediately vest.

11.  Benefits:

     11.1 Vacation. Four weeks paid vacation in each calendar year, to be increased from time to time in accordance with RTI's standard policy. Unused vacation period can accumulate only until August 31 of the following year.

     11.2 Health and other Benefits. According to such plans in place for all RTI employees.

12. Severance. If RTI terminates SCI's contract other than for cause, ("Termination"), the following provisions will apply:

     12.1 Termination prior to June 30, 1999: no severance payments will be made.

     12.2 Termination during the period from July 1, 1999 to December 31, 2000: three months severance including salary and performance compensation, and the continuation of all benefits then in effect, other than long-term disability, for three months.

     12.3 Termination after January 1, 2001: Similarly, three months severance plus one month for each additional year or partial year of employment.

     12.4. All termination payments will be made in a manner most tax-efficient for DWR.

     12.5 Pursuant to clause 6, the Compensation Committee will recommend compensation packages for the senior executives. Notwithstanding the provisions in clauses 15.1 - 15.3, if the Compensation Committee recommends severance provisions that are more beneficial to DWR in DWR's sole opinion, then such provisions will apply and clauses
           12.1 - 12.3 will be deleted.

13. Non-compete and non-disclosure. DWR agrees to be bound by non-compete and non-disclosure agreements standard in the industry.

14. Non-assignment. This Contract may not be assigned without the prior written consent of DWR.
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AGREED:


For SCI:    /s/ David W. Rowat
         -------------------------------


For RTI:    /s/ Mike McLean
         -------------------------------


And:                /s/ David W. Rowat
         -------------------------------
                    David W. Rowat


                    /s/ Mike McLean
         -------------------------------
                    Mike McLean


                    /s/ Steve Macbeth
         -------------------------------
                    Steve Macbeth


Date:    _______________________________